EXHIBIT 99.1

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members
White Cliffs Pipeline, L.L.C.
We have audited the accompanying financial statements of White Cliffs Pipeline, L.L.C (a Delaware limited liability company), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statement of operations, changes in members’ equity, and cash flows for the years then ended, and the related notes to the financial statements.
Management’s responsibility for the financial statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of White Cliffs Pipeline, L.L.C. as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.
/s/ GRANT THORNTON LLP
Tulsa, Oklahoma
February 28, 2019

Independent Auditor's Report

To the Members
White Cliffs Pipeline, L.L.C.
Tulsa, Oklahoma

We have audited the accompanying financial statements of White Cliffs Pipeline, L.L.C., which comprise the statements of operations, changes in members' equity and cash flows for the year ended December 31, 2016, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of White Cliffs Pipeline, L.L.C. for the year ended December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Dallas, Texas
February 28, 2017

WHITE CLIFFS PIPELINE, L.L.C.
Balance Sheets
(In thousands, except unit amounts)

	December 31, 2018	December 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$8,464	$7,078
Accounts receivable	16,925	13,028
Receivable from affiliate	3,715	4,149
Inventories	467	768
Other current assets	1,009	945
Total current assets	30,580	25,968
Property, plant and equipment, net	456,923	480,327
Goodwill	17,000	17,000
Other intangible assets (net of accumulated amortization of $51,017 and $48,476 at December 31, 2018 and 2017, respectively)	2,983	5,524
Other noncurrent assets, net	3	5
Total assets	$507,489	$528,824
LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	$713	$41
Payable to affiliate	176	478
Accrued liabilities	6,475	5,986
Total current liabilities	7,364	6,505
Commitments and contingencies (Note 5)
Members’ equity (240,610 units at December 31, 2018 and 2017)	500,125	522,319
Total liabilities and members’ equity	$507,489	$528,824
The accompanying notes are an integral part of these financial statements.

WHITE CLIFFS PIPELINE, L.L.C.
Statements of Operations
(In thousands)

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Revenues	$176,933	$188,418	$212,359
Expenses:
Costs of products sold, exclusive of depreciation and amortization shown below	367	10,987	3,223
Operating	21,450	20,608	33,924
General and administrative	2,523	1,979	1,748
Depreciation and amortization	38,391	37,212	35,439
Total expenses	62,731	70,786	74,334
Operating income	114,202	117,632	138,025
Other expenses (income), net	(1)	40	(7)
Net income	$114,203	$117,592	$138,032
The accompanying notes are an integral part of these financial statements.

WHITE CLIFFS PIPELINE, L.L.C.
Statements of Changes in Members’ Equity
(In thousands)

Members’ Equity
Balance at December 31, 2015	$582,642
Net income	138,032
Distributions to members	(174,194)
Contributions from members	5,981
Balance at December 31, 2016	552,461
Net income	117,592
Distributions to members	(151,982)
Contributions from members	4,248
Balance at December 31, 2017	522,319
Net income	114,203
Distributions to members	(150,441)
Contributions from members	14,044
Balance at December 31, 2018	$500,125
The accompanying notes are an integral part of these financial statements.

WHITE CLIFFS PIPELINE, L.L.C.
Statements of Cash Flows
(In thousands)

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Cash flows from operating activities:
Net income	$114,203	$117,592	$138,032
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	38,391	37,212	35,439
Inventory valuation adjustment	—	133	—
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	(3,897)	3,075	9,186
Decrease (increase) in receivable from affiliate	434	1,112	(4,347)
Decrease (increase) in inventories	301	6,842	(5,198)
Decrease (increase) in other assets	(62)	5	(35)
Increase (decrease) in accounts payable and accrued liabilities	161	(5,113)	2,572
Increase (decrease) in payable to affiliate	(302)	(3,694)	3,999
Net cash provided by operating activities	149,229	157,164	179,648
Cash flows from investing activities:
Capital expenditures	(11,453)	(7,024)	(31,186)
Proceeds received from the sale of long-lived assets	7	—	—
Net cash used in investing activities	(11,446)	(7,024)	(31,186)
Cash flows from financing activities:
Distributions to members	(150,441)	(151,982)	(174,194)
Contributions from members	14,044	4,248	5,981
Net cash used in financing activities	(136,397)	(147,734)	(168,213)
Net increase (decrease) in cash and cash equivalents	1,386	2,406	(19,751)
Cash and cash equivalents at beginning of period	7,078	4,672	24,423
Cash and cash equivalents at end of period	$8,464	$7,078	$4,672
The accompanying notes are an integral part of these financial statements.

WHITE CLIFFS PIPELINE, L.L.C.
Notes to Financial Statements

1.    OVERVIEW
White Cliffs Pipeline, L.L.C. (“White Cliffs”) is a Delaware limited liability company. White Cliffs owns two parallel 12-inch common carrier, crude oil pipelines running 527 miles with origination points in Platteville, Colorado and Healy, Kansas and a termination point in Cushing, Oklahoma. SemGroup Corporation (“SemGroup”) operates White Cliffs and owns a 51% interest.
In 2018, SemGroup announced that it will convert one of the 12-inch carrier pipelines from crude service to natural gas liquids service. The pipeline will have an initial capacity of 90,000 barrels per day and will be expandable up to 120,000 barrels per day. The conversion is expected to be in service during the fourth quarter 2019. As part of the project, SemGroup will construct a 12-mile extension of White Cliffs Pipeline south of Cushing to interconnect with Southern Hills Pipeline in order to move NGLs south to Mont Belvieu.
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts and disclosures in the financial statements. Although management believes these estimates are reasonable, actual results could differ materially from these estimates.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
CASH AND CASH EQUIVALENTS—Cash includes currency on hand and demand and time deposits with banks or other financial institutions. Cash equivalents include highly liquid investments with maturities of three months or less at the date of purchase. Balances at financial institutions may exceed federally insured limits.
ACCOUNTS RECEIVABLE - Accounts receivable are reported net of the allowance for doubtful accounts. White Cliffs’ assessment of the allowance for doubtful accounts is based on several factors, including the overall creditworthiness of its customers, existing economic conditions, and the amount and age of past due accounts. Receivables are considered past due if full payment is not received by the contractual due date. Past due accounts are written off against the allowance for doubtful accounts only after all collection attempts have been exhausted. The allowance for doubtful accounts was $0 at December 31, 2018 and 2017.
INVENTORIES—Inventories primarily consist of crude oil. Inventories are valued at the lower of cost or net realizable value, with cost generally determined using the weighted-average method. The cost of inventory includes applicable transportation costs. During the year ended December 31, 2017, White Cliffs recorded $0.1 million of non-cash adjustments to reduce the carrying value of inventory to the lower of cost or net realizable value. No adjustments were necessary in 2018 and 2016.
PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment is recorded at cost. White Cliffs capitalizes costs that extend or increase the future economic benefits of property, plant and equipment, and expenses maintenance costs that do not. When assets are disposed of, their cost and related accumulated depreciation are removed from the balance sheet, and any resulting gain or loss is recorded within operating expenses in the statements of operations.
Depreciation is calculated primarily on the straight-line method over the following estimated useful lives:

Pipelines and related facilities	20 years
Storage and terminal facilities	10 –25 years
Other property and equipment	3 – 15 years
GOODWILL – White Cliffs tests goodwill for impairment each year as of October 1, or more often if circumstances warrant, by estimating the fair value of the reporting unit to which the goodwill relates and comparing this fair value to the net book value of the asset group. White Cliffs has a single reporting unit. If fair value is less than net book value, White Cliffs reduces the book value accordingly and records a corresponding impairment loss.
For the October 1, 2018 goodwill impairment test, we first assessed qualitative factors (including macroeconomic conditions, industry and market considerations, cost factors and overall financial performance) to determine whether it is more likely than not that the fair value of the reporting unit to which the goodwill relates is less than its carrying amount. White Cliffs has a single reporting unit. Based on our qualitative assessment, it was determined that White Cliffs carrying value is not more likely than not below its carrying value including goodwill and no impairment was recorded for the period.

WHITE CLIFFS PIPELINE, L.L.C.
Notes to Financial Statements

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

IMPAIRMENT OF LONG-LIVED ASSETS – White Cliffs tests long-lived asset groups for impairment when events or circumstances indicate that the net book value of the asset group may not be recoverable. White Cliffs tests an asset group for impairment by estimating the undiscounted cash flows expected to result from its use and eventual disposition. If the estimated undiscounted cash flows are lower than the net book value of the asset group, White Cliffs then estimates the fair value of the asset group and records a reduction to the net book value of the assets and a corresponding impairment loss.
CONTINGENT LOSSES – White Cliffs records a liability for a contingent loss when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. White Cliffs records attorneys’ fees incurred in connection with a contingent loss at the time the fees are incurred, and does not record liabilities for attorneys’ fees that are expected to be incurred in the future.
ASSET RETIREMENT OBLIGATIONS – Asset retirement obligations include legal or contractual obligations associated with the retirement of long-lived assets, such as requirements to incur costs to dispose of equipment or to remediate the environmental impacts of the normal operation of the assets. White Cliffs records liabilities for asset retirement obligations when a known obligation exists under current law or contract and when a reasonable estimate of the value of the liability can be made.
LEASES – In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”, as amended, which amends the existing lease guidance to require lessees to recognize assets and liabilities on the balance sheet for the rights and obligations created by operating and finance leases and to disclose additional quantitative and qualitative information about leasing arrangements. This ASU, as amended, also provides clarifications surrounding the presentation of the effects of leases in the income statement and statement of cash flows. For public entities, this ASU will be effective for annual periods beginning after December 15, 2018, and interim periods within those years. We have elected the package of practical expedients such that we will not reassess whether any expired or existing contracts contain leases, we will not reassess the lease classification for any expired or existing leases and we will not reassess initial direct costs for any leases. We adopted the standard at January 1, 2019. The impact of adoption was not material.
REVENUE RECOGNITION – White Cliffs generates revenue by providing crude oil pipeline transportation services to customers under fee-based contractual arrangements generally based on units of volume transported. In general, we recognize service revenue as the service is performed and product sales revenues are recognized when control of the product transfers to the customer.
In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers”, as amended, which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than were required under previous U.S. GAAP.
On January 1, 2018, we adopted the guidance of ASU 2014-09, codified as Accounting Standards Codification 606 - Revenue from Contracts with Customers (“ASC 606”), using a modified retrospective approach. The impact of adoption was not material.
LINE LOSS DEDUCTIONS AND INVENTORY – The White Cliffs tariff allows White Cliffs to retain a pipeline loss allowance ("PLA") in the amount of two-tenths of one percent of any customer product placed in the system. The PLA is intended to compensate for expenses associated with product shrinkage and evaporation. If the PLA exceeds the actual amount of product loss, White Cliffs is entitled to sell the product overage for its own gain. Prior to the adoption of ASC 606, the PLA was recorded to revenue and inventory in the month in which the shipment occurred. Gains or losses resulting from actual product overages or shortages were also recorded to costs of products sold and inventory during the month the overage or shortage occurs.
The purpose of the receipt of these commodities is to keep the Company whole in the case of minor operational usage or loss of product and is not intended as a consideration for services performed. Therefore, under ASC 606, the receipt of these commodities does not represent consideration and is not recorded as revenue. Any net retention of commodities in excess of actual losses is recorded in inventory and recognized as revenue when sold.
Prior to ASC 606, White Cliffs recorded $3.6 million and $3.3 million of revenue related to PLA during the years ended December 31, 2017 and 2016, respectively. White Cliffs recorded $0.1 million and $0.1 million of costs of products sold related to actual product shortages for the years ended December 31, 2017 and 2016, respectively.

WHITE CLIFFS PIPELINE, L.L.C.
Notes to Financial Statements

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

INCOME TAXES - White Cliffs is a pass-through entity for federal and state income tax purposes. Its earnings are allocated to its members, who are responsible for any related income taxes. Because of this, no provision for income taxes is reported in the accompanying financial statements.
SUBSEQUENT EVENTS - White Cliffs has evaluated subsequent events for accrual or disclosure in these financial statements through February 28, 2019, which is the date these financial statements were available to be issued.

3.    PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment consists of the following (in thousands):

	December 31, 2018	December 31, 2017
Land	$31,772	$31,770
Pipelines and related facilities	611,367	600,837
Storage and terminal facilities	1,830	1,830
Other property and equipment	3,670	3,669
Construction-in-progress	12,135	10,227
Property, plant and equipment, gross	660,774	648,333
Accumulated depreciation	(203,851)	(168,006)
Property, plant and equipment, net	$456,923	$480,327
White Cliffs recorded depreciation expense of $35.8 million, $34.2 million and $31.9 million for the years ended December 31, 2018, 2017 and 2016, respectively. Property, plant and equipment includes accruals for construction costs incurred but not yet paid of $1.0 million and $0.5 million at December 31, 2018 and 2016, respectively. No amounts were incurred but not yet paid at December 31, 2017.

4.    OTHER INTANGIBLE ASSETS
Other intangible assets consist of customer relationships. They are generally amortized on an accelerated basis over the estimated period of benefit and may be subject to impairments in the future if White Cliffs is unable to maintain the relationships with the customers to which the assets relate. The following table shows the changes in the other intangible asset balances (in thousands):

Balance, December 31, 2015	$11,974
Amortization	(3,478)
Balance, December 31, 2016	8,496
Amortization	(2,972)
Balance, December 31, 2017	5,524
Amortization	(2,541)
Balance, December 31, 2018	$2,983

White Cliffs estimates that future amortization of other intangible assets will be as follows (in thousands):

WHITE CLIFFS PIPELINE, L.L.C.
Notes to Financial Statements

4.	OTHER INTANGIBLE ASSETS, Continued

For the year ending:
December 31, 2019	$1,133
December 31, 2020	748
December 31, 2021	468
December 31, 2022	268
December 31, 2023	172
Thereafter	194
Total estimated amortization expense	$2,983

5.    COMMITMENTS AND CONTINGENCIES
Environmental
White Cliffs may from time to time experience leaks of petroleum products from its facilities, as a result of which it may incur remediation obligations or property damage claims. In addition, White Cliffs is subject to numerous environmental regulations. Failure to comply with these regulations could result in the assessment of fines or penalties by regulatory authorities.
Asset retirement obligations
White Cliffs may be subject to removal and restoration costs upon retirement of our facilities. However, White Cliffs is unable to predict when, or if, its pipelines, storage tanks and related facilities would become completely obsolete and require decommissioning. Accordingly, White Cliffs has not recorded a liability or corresponding asset, as both the amount and timing of such potential future costs are indeterminable.
Other matters
White Cliffs is a party to various other claims, legal actions, and complaints arising in the ordinary course of business. In the opinion of management, the ultimate resolution of these claims, legal actions, and complaints, after consideration of amounts accrued, insurance coverage, and other arrangements, will not have a material adverse effect on White Cliffs’ financial position, results of operations or cash flows. However, the outcome of such matters is inherently uncertain, and estimates of consolidated liabilities may change materially as circumstances develop.
Commitments
White Cliffs has entered into storage service agreements with SemGroup. Future minimum payments required under these agreements that have initial or remaining non-cancellable terms in excess of one year at December 31, 2018, are as follows (in thousands):

Years ending:
December 31, 2019	$2,700
December 31, 2020	450
December 31, 2021	—
December 31, 2022	—
December 31, 2023	—
Thereafter	—
Total future minimum commitment	$3,150
White Cliffs recorded storage service expenses of $4.4 million, $4.4 million and $4.5 million for the years ended December 31, 2018, 2017 and 2016, respectively.

6.    RELATED PARTY TRANSACTIONS
During the years ended December 31, 2018, 2017 and 2016, White Cliffs generated service revenues from its owners in the amounts of $128.9 million, $140.4 million, $171.5 million, respectively. During the years ended December 31, 2018, 2017 and 2016, White Cliffs sold crude oil to its owners in the amount of $6.2 million, $11.9 million and $4.8 million,

WHITE CLIFFS PIPELINE, L.L.C.
Notes to Financial Statements

6.    RELATED PARTY TRANSACTIONS, Continued

respectively. During the years ended December 31, 2018, 2017 and 2016, White Cliffs purchased crude oil from its owners in the amounts of $2.4 million, $11.0 million and $5.0 million, respectively. White Cliffs has storage and management services agreements with SemGroup. White Cliffs paid $4.9 million, $4.9 million and $4.8 million for such services during the years ended December 31, 2018, 2017 and 2016, respectively.
SemGroup incurs certain general and administrative expenses on behalf of White Cliffs for which the other owners of White Cliffs are not responsible. White Cliffs records the expense and a corresponding member contribution from SemGroup, since White Cliffs is not required to reimburse SemGroup for these expenses. White Cliffs recorded $1.3 million, $1.5 million and $1.6 million of such general and administrative expense during the years ended December 31, 2018, 2017 and 2016, respectively.

7.	REVENUE FROM CONTRACTS WITH CUSTOMERS

White Cliffs' revenue is generated from providing transportation services under fixed fee contracts which may have minimum volume commitments. Under the minimum volume commitments, the customer must pay the transportation fee even if no volumes are provided for shipment.

The amount and timing of revenue recognition for uncompleted performance obligations related to minimum volume commitments under our contracts is presented below (in thousands):

	2019	2020	2021	2022	2023	Thereafter
Expected timing of revenue recognized for remaining performance obligations	$105,836	$52,212	$14,640	$14,600	$14,600	$87,600